Exhibit 99.1

ASX ANNOUNCEMENT

12 March 2014

Further Patent Success in USA

Californian Court Denies Motion to Dismiss, Brought by Agilent Technologies, Inc.

Melbourne, Australia; 12 March 2014: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that the United States District Court for the Northern District of California has last week issued an Order denying a motion brought by Agilent Technologies, Inc. (“Agilent”), to dismiss the patent infringement law suit brought against it by GTG.

This action was initially brought by GTG against Agilent in 2011, in the District Court of Colorado, but was then moved at the request of Agilent to the District Court in the Northern District of California.  Thereafter, both sides filed motions in support of their different legal perspectives.  Most recently, Agilent moved to have GTG’s complaint dismissed, arguing the relevant GTG patent covers natural phenomena or laws of nature that are not entitled to patent protection, and that the Court should therefore dismiss the action.  On 9 March 2014, the Court issued an Order denying Agilent’s motion to dismiss.

This significant success follows the separate success reported on 12 February 2014, when the U.S. Patent and Trademark Office again ruled that all claims of the GTG patent remained fully valid.

GTG Acting Chief Executive Officer, Mr. Tom Howitt repeated his earlier hope that: “With the removal of what some potential licensees have apparently used as a reason to delay settlement discussions, we trust that good faith negotiations will now resume in earnest”.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson

VP, Global Licensing and Intellectual Property

Genetic Technologies Limited

Phone: +61 3 9553 8603

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.